

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2015

<u>Via Email</u>
Ms. Chu Li An, Chief Executive Officer
AJ Greentech Holdings, LTD
136-20 38th Ave Unit 3G
Flushing, NY 11354

> **Re:** **AJ Greentech Holdings, LTD**
> **Form 10-K for the year ended December 31, 2013**
> **Filed April 14, 2014**
> **File No. 0-53737**

Dear Ms. An:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Cc: Jenny Kan, Company Representative